UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2023

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated August 14, 2023 announcing results for the quarter ended June 30, 2023
●	Second quarter 2023 earnings call presentation

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, (b) Registration Statement No. 333-259445 on Form F-3, (c) Registration Statement No. 333-258254 on Form F-3 and (d) Registration Statement No. 333-255973 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2023
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Strong Second Quarter 2023 Financial Results

LONDON, August 14, 2023 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announced financial results for the second quarter 2023.

FINANCIAL HIGHLIGHTS

●	Reported Q2-23 revenue of $456.4 million, up 14% over the prior quarter
●	Q2-23 adjusted EBITDA of $105.7 million, up 136% over the prior quarter
●	Improved Q2-23 adjusted EBITDA margin to 23.2% versus 11.2% in Q1-23
●	Q2-23 Adjusted EPS was $0.30 versus $0.05 in Q1-23
●	Gross debt was $400.1 million in Q2-23, flat versus the prior quarter and down $100 million from a year-ago quarter
●	Net debt declined to $37 million, down from $55 million in Q1-23 and $194 million in Q2-22
●	$100 million available from our ABL facility completely undrawn in Q2-23
●	Total cash increased to $363 million, up from $344 million in Q1-23 and $307 million in Q2-22

BUSINESS HIGHLIGHTS

●	Executed a partial redemption of the 2025 Senior Notes on July 31, redeeming $150 million of the 9 3/8% Senior Secured Notes due in 2025, reducing annual interest expense by $14 million
●	Approaching net cash neutral - Lowest net debt in Company history
●	Continued improvement to balance sheet with cash increasing to $363 million and net debt declining to $37 million
●	The US recently added Silicon Metal as a critical material, highlighting its importance in the supply chain and reinforcing the onshoring opportunity for Ferroglobe
●	Well-positioned to capitalize on strong long-term growth trends for high purity silicon metal used in the production of solar technology and batteries
●	Finalized our first long-term power agreement in Spain, enabling a partial resumption of Spanish operations while increasing renewable energy sourcing

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “We are pleased to report strong second quarter sales growth and an EBITDA improvement of 136%, highlighting our resilience and ability to navigate effectively through this volatile pricing environment as our end markets remain under pressure. Equally importantly, our focus on strengthening our balance sheet has been effective as our cash and net debt positions reached their best levels in the Company’s history as of June 30. Subsequent to quarter-end, we continued our deleveraging efforts by redeeming $150 million of our Senior Secured Notes due in 2025.

“Recently, the US Department of Energy added Silicon Metal to its critical material list. This is a significant step, validating the onshoring trend and highlighting our opportunity in the US market.

“As expected, we finalized our first multi-year energy contract in Spain starting in 2024. This is an initial step in the process to sign additional contracts to further hedge our future energy needs. This contract provides us with access to 100% renewable energy at competitive rates and enables Ferroglobe to increase production in Spain.

“While end markets remain soft, our proactive energy strategy, combined with disciplined costs controls, is bolstering our performance in 2023.  Hence, we are reiterating our guidance for the full year of adjusted EBITDA of $270 to $300 million,” concluded Dr. Levi.

Second Quarter 2023 Financial Highlights

	Quarter Ended	Quarter Ended	Quarter Ended	%	%	Six Months Ended	Six Months Ended	%
$,000 (unaudited)	June 30, 2023	March 31, 2023	June 30, 2022	Q/Q	Y/Y	June 30, 2023	June 30, 2022	Y/Y

Sales	$456,441	$400,868	$840,808	14%	(46%)	$857,309	$1,556,073	(45%)
Raw materials and energy consumption for production	$(229,077)	$(255,036)	$(369,749)	9%	(32%)	$(484,113)	$(710,304)	(32%)
Energy consumption for production (PPA impact)	(23,193)	23,193	—			—	—
Operating profit (loss)	$62,846	$44,454	$265,298	41%	(76%)	$107,300	$476,428	(77%)
Operating margin	13.8%	11.1%	31.6%			12.5%	30.6%
Adjusted net income attributable to the parent	$56,737	$7,807	$213,170	627%	(73%)	$64,922	$378,472	(83%)
Adjusted diluted EPS	$0.30	$0.05	$1.14			$0.34	$2.02
Adjusted EBITDA	$105,674	$44,767	$303,159	136%	(65%)	$150,441	$544,277	(72%)
Adjusted EBITDA margin	23.2%	11.2%	36.1%			17.5%	35.0%
Operating cash flow	$23,572	$134,783	$164,818	(83%)	(86%)	$158,355	$230,726	(31%)
Free cash flow[1]	$939	$117,491	$151,109	(99%)	(99%)	$118,430	$207,892	(43%)

Working Capital	$474,971	$582,344	$687,345	(18%)	(31%)	$474,971	$687,345	(31%)
Cash and Restricted Cash	$363,181	$344,197	$306,511	6%	18%	$363,181	$306,511	18%
Adjusted Gross Debt[2]	$400,066	$399,723	$500,472	0%	(20%)	$400,066	$500,472	(20%)
Equity	$823,595	$658,490	$637,710	25%	29%	$823,595	$637,710	29%
(1)	Free cash flow is calculated as operating cash flow plus investing cash flow
(2)	Adjusted gross debt excludes bank borrowings on factoring program and impact of leasing standard IFRS16 at June 30, 2023 March 31, 2023 & June 30, 2022

Sales

Ferroglobe reported second quarter net sales of $456 million, an increase of 14% over the prior quarter and a decrease of 46% over Q2-22.  The improvement over our prior quarter revenue is primarily attributable to higher volumes in our main products. The $56 million increase in sales over the prior quarter was primarily driven by silicon metal, which accounted for $35 million of the increase, and manganese-based alloys, which accounted for $16 million, partially offset by a decrease in silicon-based alloys, which accounted for $2 million.

Raw materials and energy consumption for production

Raw materials and energy consumption for production was $252 million in the second quarter of 2023 versus $232 million in the prior quarter, an increase of 9%. As a percentage of sales, raw materials and energy consumption for production was 55% in the second quarter of 2023 versus 58% in the prior quarter.  Excluding the PPA impact, raw materials and energy consumption for production was 50% of revenue in the second quarter, an improvement from 64% in the first quarter.

Net Income (Loss) Attributable to the Parent

In the second quarter, net profit attributable to the parent was $32 million, or $0.17 per diluted share, compared to a net profit attributable to the parent of $21 million, or $0.11 per diluted share in the first quarter.

Adjusted EBITDA

Adjusted EBITDA in the second quarter was $106 million, an increase of 136% over first quarter adjusted EBITDA of $45 million. Adjusted EBITDA margins were 23% in the second quarter, up from 11% in the first quarter. The increase in second quarter adjusted EBITDA was driven by higher sales volumes and lower costs, which benefited from energy and CO2 compensation.

Total Cash

The total cash balance was $363 million as of June 30, 2023, up $19 million from $344 million as of March 31, 2023.

During the second quarter, we generated positive operating cash flow of $24 million, negative cash flow from investing activities of $23 million, and $19 million positive cash flow from financing activities.

Total Working Capital

Total working capital was $475 million at June 30, 2023, a decrease from $582 million at March 31, 2023.  The $107 million decrease in working capital during the quarter was due to a decrease in trade and other receivables by $31 million, a decrease in inventories by $33 million, and an increase in trade and other payables by $44 million.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “We continued to manage our working capital effectively during the quarter, reducing it by $107 million to $475 million with trade receivables, inventories and accounts payable all contributing. During the second quarter, we improved our net debt by $18 million to $37 million.

“In July, we further strengthened our balance sheet by redeeming $150 million of our 9 3/8% Senior Secured Notes, effectively reducing the outstanding note balance by half and lowering our annual interest expense by approximately $14 million. In less than 18 months, we have reduced gross debt by $270 million, from roughly $520 million to $250 million today, highlighting our strong cash flow generation.

“We are currently evaluating our next steps in managing our balance sheet as we contemplate optimal actions to maximize long-term shareholder value,” concluded Mrs. Garcia-Cos.

Product Category Highlights

Silicon Metal

	Quarter Ended	Quarter Ended		Quarter Ended		Six Months Ended	Six Months Ended
	June 30, 2023	March 31, 2023	% Q/Q	June 30, 2022	% Y/Y	June 30, 2023	June 30, 2022	% Y/Y
Shipments in metric tons:	50,651	36,942	37.1%	62,988	(19.6)%	87,593	119,337	(26.6)%
Average selling price ($/MT):	3,855	4,351	(11.4)%	5,649	(31.8)%	4,064	5,603	(27.5)%

Silicon Metal Revenue ($,000)	195,260	160,735	21.5%	355,819	(45.1)%	355,995	668,669	(46.8)%
Silicon Metal Adj.EBITDA ($,000)	82,403	31,120	164.8%	175,108	(52.9)%	113,523	326,769	(65.3)%
Silicon Metal Adj.EBITDA Mgns	42.2%	19.4%		49.2%		31.9%	48.9%

Silicon metal revenue in the second quarter was $195 million, an increase of 21.5% over the prior quarter. The average realized price was down 11.4%, driven by lower market index pricing in the US and Europe. Total shipments increased due to the restart of our French operations as a result of our energy agreement. Adjusted EBITDA for silicon metal increased to $82 million during the second quarter, an increase of 164.8% compared with $31 million for the prior quarter. EBITDA margin in the quarter increased mainly driven by higher energy compensation and lower raw materials prices, primarily coal.

Silicon-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		Six Months Ended	Six Months Ended
	June 30, 2023	March 31, 2023	% Q/Q	June 30, 2022	% Y/Y	June 30, 2023	June 30, 2022	% Y/Y
Shipments in metric tons:	49,457	49,100	0.7%	57,658	(14.2)%	98,557	115,252	(14.5)%
Average selling price ($/MT):	2,697	2,756	(2.1)%	4,097	(34.2)%	2,726	3,889	(29.9)%

Silicon-based Alloys Revenue ($,000)	133,386	135,320	(1.4)%	236,225	(43.5)%	268,706	448,171	(40.0)%
Silicon-based Alloys Adj.EBITDA ($,000)	31,812	21,924	45.1%	97,141	(67.3)%	53,736	175,552	(69.4)%
Silicon-based Alloys Adj.EBITDA Mgns	23.8%	16.2%		41.1%		20.0%	39.2%

Silicon-based alloy revenue in the second quarter was $133 million, a decrease of 1.4% over the prior quarter. Shipments remained broadly stable versus the prior quarter, while average realized selling prices slightly declined by 2.1% versus the previous quarter due to downward market prices partially offset by product mix improvement. Adjusted EBITDA for the silicon-based alloys portfolio increased to $32 million in the second quarter of 2023, an increase of 45.1% compared with $22 million for the prior quarter. EBITDA margin increased in the quarter as a result of footprint optimization, shifting production to France with lower energy costs.

Manganese-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		Six Months Ended	Six Months Ended
	June 30, 2023	March 31, 2023	% Q/Q	June 30, 2022	% Y/Y	June 30, 2023	June 30, 2022	% Y/Y
Shipments in metric tons:	62,573	46,867	33.5%	97,007	(35.5)%	109,440	172,089	(36.4)%
Average selling price ($/MT):	1,248	1,316	(5.2)%	1,986	(37.2)%	1,277	1,959	(34.8)%

Manganese-based Alloys Revenue ($,000)	78,091	61,677	26.6%	192,656	(59.5)%	139,768	337,189	(58.5)%
Manganese-based Alloys Adj.EBITDA ($,000)	1,065	2,043	(47.9)%	32,871	(96.8)%	3,108	53,242	(94.2)%
Manganese-based Alloys Adj.EBITDA Mgns	1.4%	3.3%		17.1%		2.2%	15.8%

Manganese-based alloy revenue in the second quarter was $78 million, an increase of 26.6% over the prior quarter. Average realized selling prices decreased by 5.2% linked to continued index price declines while total shipments increased 33.5% due to the resuming of operations in France and increased operations in Spain driven by lower energy prices. Adjusted EBITDA for the manganese-based alloys portfolio decreased to $1 million in the second quarter, a decrease of 47.9% compared with $2 million for the prior quarter. EBITDA margin in the quarter decreased as a result of a decline in the Manganese Spread.

Subsequent Events

Redemption of $150 million of its 9.375% Senior Secured Notes

On July 21, 2023 the Company announced that its subsidiary issuers of the 9.375% Senior Secured Notes due 2025 (the “Notes”) have given a notice of partial redemption of such Notes at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $150 million of the Notes plus accrued and unpaid interest of approximately $14 million on July 31, 2023. The Notes were redeemed with cash on the balance sheet.

Conference Call

Ferroglobe invites all interested persons to participate on its conference call at 8:30 AM, Eastern Time on August 15, 2023. Please dial-in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast.

To join via phone:
Conference call participants should pre-register using this link:
https://register.vevent.com/register/BIa07b56b2c46349bb8183571efe30a4a8
Once registered, you will receive the dial-in numbers and a personal PIN, which are required to access the conference call.

To join via webcast:
A simultaneous audio webcast, and replay will be accessible here:
https://edge.media-server.com/mmc/p/d39f9hrr

About Ferroglobe

Ferroglobe PLC is a leading global producer of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction, and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Adjusted EBITDA, adjusted EBITDA as a percentage of sales, working capital as a percentage of sales, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt and net debt, are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Alex Rotonen, CFA

Vice President, Investor Relations

Email: investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Sales	$456,441	$400,868	$840,808	$857,309	$1,556,073
Raw materials and energy consumption for production	(229,077)	(255,036)	(369,749)	(484,113)	(710,304)
Energy consumption for production (PPA impact)	(23,193)	23,193	—	—	—
Other operating income	27,689	14,814	26,223	42,503	49,231
Staff costs	(74,972)	(67,543)	(80,704)	(142,515)	(162,690)
Other operating expense	(77,202)	(54,145)	(130,992)	(131,347)	(214,168)
Depreciation and amortization charges, operating allowances and write-downs	(16,452)	(17,990)	(20,185)	(34,442)	(41,294)
Impairment (loss) gain	(887)	246	—	(641)	—
Other gain (loss)	499	47	(103)	546	(420)
Operating profit	62,846	44,454	265,298	107,300	476,428
Net finance income (expense)	(895)	(10,980)	(12,829)	(11,875)	(25,284)
Exchange differences	(5,367)	1,455	(7,882)	(3,912)	(12,275)
Profit before tax	56,584	34,929	244,587	91,513	438,869
Income tax (loss)	(20,520)	(9,461)	(59,529)	(29,981)	(103,024)
Profit for the period	36,064	25,468	185,058	61,532	335,845
Profit (loss) attributable to non-controlling interest	(4,156)	(4,477)	265	(8,633)	641
Profit attributable to the parent	$31,908	$20,991	$185,323	$52,899	$336,486

EBITDA	$79,298	$62,444	$285,483	$141,742	$517,722
Adjusted EBITDA	$105,674	$44,767	$303,159	$150,441	$544,277

Weighted average shares outstanding
Basic	187,872	187,873	187,441	187,873	187,424
Diluted	190,174	189,629	188,538	189,914	188,567

Profit (loss) per ordinary share
Basic	$0.17	$0.11	$0.99	$0.28	$1.80
Diluted	$0.17	$0.11	$0.98	$0.28	$1.78

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	June 30,	March 31,	December 31,
	2023	2023	2022
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Other intangible assets	125,403	223,447	111,797
Property, plant and equipment	500,546	497,557	486,247
Other non-current financial assets	14,175	14,702	14,186
Deferred tax assets	8,683	7,123	7,136
Non-current receivables from related parties	1,630	2,915	1,600
Other non-current assets	19,633	19,297	18,218
Non-current restricted cash and cash equivalents	2,173	2,175	2,133
Total non-current assets	701,945	796,918	671,019
Current assets
Inventories	384,526	417,042	500,080
Trade and other receivables	281,821	312,452	425,474
Current receivables from related parties	2,726	2,728	2,675
Current income tax assets	16,290	7,652	6,104
Other current financial assets	2	2	3
Other current assets	104,237	26,914	30,608
Assets and disposal groups classified as held for sale	1,087	1,088	1,067
Current restricted cash and cash equivalents	2,406	2,411	2,875
Cash and cash equivalents	358,602	339,611	317,935
Total current assets	1,151,697	1,109,900	1,286,821
Total assets	$1,853,642	$1,906,818	$1,957,840

EQUITY AND LIABILITIES
Equity	$823,595	$658,490	$756,813
Non-current liabilities
Deferred income	77,514	128,125	3,842
Provisions	52,664	50,937	47,670
Bank borrowings	15,354	15,590	15,774
Lease liabilities	11,634	11,744	12,942
Debt instruments	302,572	304,621	330,655
Other financial liabilities	66,558	39,276	38,279
Other Obligations	31,763	36,310	37,502
Other non-current liabilities	137	22	12
Deferred tax liabilities	34,265	35,272	35,854
Total non-current liabilities	592,461	621,897	522,530
Current liabilities
Provisions	55,935	146,501	145,507
Bank borrowings	64,793	31,462	62,059
Lease liabilities	7,551	7,492	8,929
Debt instruments	11,668	4,688	12,787
Other financial liabilities	12,500	43,950	60,382
Financial Instruments	—	79,331	—
Payables to related parties	2,521	2,377	1,790
Trade and other payables	191,376	147,150	219,666
Current income tax liabilities	3,494	48,326	53,234
Other Obligations	13,589	18,790	9,580
Other current liabilities	74,159	96,364	104,563
Total current liabilities	437,586	626,431	678,497
Total equity and liabilities	$1,853,642	$1,906,818	$1,957,840

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Cash flows from operating activities:
Profit for the period	$36,064	$25,468	$185,058	$61,532	$335,845
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	20,520	9,461	59,529	29,981	103,024
Depreciation and amortization charges, operating allowances and write-downs	16,452	17,990	20,185	34,442	41,294
Net finance expense	895	10,980	12,829	11,875	25,284
Exchange differences	5,367	(1,455)	7,882	3,912	12,275
Impairment losses	887	(246)	—	641	—
Net loss (gain) due to changes in the value of asset	(344)	(25)	(10)	(369)	(16)
Gain on disposal of non-current assets	(161)	(22)	—	(183)	302
Share-based compensation	2,041	1,905	970	3,946	2,777
Other adjustments	6	—	112	6	133
Changes in operating assets and liabilities
(Increase) decrease in inventories	30,132	86,275	(59,568)	116,407	(133,179)
(Increase) decrease in trade receivables	29,326	118,714	(25,963)	148,040	(147,730)
Increase (decrease) in trade payables	19,169	(73,864)	(10,959)	(54,695)	29,114
Other	(61,617)	(44,100)	5,654	(105,717)	(6,809)
Income taxes paid	(75,165)	(16,298)	(30,901)	(91,463)	(31,588)
Net cash provided (used) by operating activities	23,572	134,783	164,818	158,355	230,726
Cash flows from investing activities:
Interest and finance income received	969	668	140	1,637	208
Payments due to investments:
Other intangible assets	(940)	—	—	(940)	—
Property, plant and equipment	(22,662)	(17,960)	(13,855)	(40,622)	(23,048)
Other	—	—	6	—	6
Net cash (used) provided by investing activities	(22,633)	(17,292)	(13,709)	(39,925)	(22,834)
Cash flows from financing activities:
Payment for debt and equity issuance costs	—	—	(100)	—	(100)
Proceeds from debt issuance	—	—	—	—	(4,943)
Repayment of debt instruments	(1,742)	(26,283)	—	(28,025)	—
Increase/(decrease) in bank borrowings:				—	—
Borrowings	152,210	109,762	301,360	261,972	545,524
Payments	(126,840)	(141,900)	(292,253)	(268,740)	(529,880)
Amounts paid due to leases	(2,851)	(2,247)	(2,277)	(5,098)	(4,795)
Proceeds from other financing liabilities	—	—	—	—	—
Other amounts received/(paid) due to financing activities	—	(17,377)	(19,119)	(17,377)	19,179
Interest paid	(1,721)	(18,192)	(2,376)	(19,913)	(37,175)
Net cash (used) provided by financing activities	19,056	(96,237)	(14,765)	(77,181)	(12,190)
Total net cash flows for the period	19,995	21,254	136,344	41,249	195,702
Beginning balance of cash and cash equivalents	344,197	322,943	176,022	322,943	116,663
Exchange differences on cash and cash equivalents in foreign currencies	(1,011)	—	(5,855)	(1,011)	(5,854)
Ending balance of cash and cash equivalents	$363,181	$344,197	$306,511	$363,181	$306,511
Cash from continuing operations	358,602	339,611	304,434	358,602	304,434
Current/Non-current restricted cash and cash equivalents	4,579	4,586	2,077	4,579	2,077
Cash and restricted cash in the statement of financial position	$363,181	$344,197	$306,511	$363,181	$306,511

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Profit attributable to the parent	$31,908	$20,991	$185,323	$52,899	$336,486
Profit (loss) attributable to non-controlling interest	4,156	4,477	(265)	8,633	(641)
Income tax expense	20,520	9,461	59,529	29,981	103,024
Net finance expense	895	10,980	12,829	11,875	25,284
Exchange differences	5,367	(1,455)	7,882	3,912	12,275
Depreciation and amortization charges, operating allowances and write-downs	16,452	17,990	20,185	34,442	41,294
EBITDA	79,298	62,444	285,483	141,742	517,722
Impairment	887	(246)	—	641	—
Restructuring and termination costs	—	—	3,406	—	9,315
New strategy implementation	(77)	2,049	14,270	1,972	17,240
Subactivity	2,373	3,713	—	6,086	—
PPA Energy	23,193	(23,193)	—	—
Adjusted EBITDA	$105,674	$44,767	$303,159	$150,441	$544,277

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Profit attributable to the parent	$31,908	$20,991	$185,323	$52,899	$336,486
Tax rate adjustment	5,469	(599)	13,498	5,639	20,429
Impairment	651	(175)	—	470	—
Restructuring and termination costs	—	—	2,765	—	7,562
New strategy implementation	(57)	1,459	11,584	1,447	13,995
Subactivity	1,742	2,644	—	4,467	—
PPA Energy	17,024	(16,513)	—	—
Adjusted profit attributable to the parent	$56,737	$7,807	$213,170	$64,922	$378,472

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Diluted profit per ordinary share	$0.17	$0.11	$0.98	$0.28	$1.78
Tax rate adjustment	0.03	(0.00)	0.08	0.03	0.12
Impairment	0.00	(0.00)	—	0.00	—
Restructuring and termination costs	—	—	0.02	—	0.04
New strategy implementation	(0.00)	0.01	0.06	0.01	0.08
Subactivity	0.01	0.01	—	0.02	—
PPA Energy	0.09	(0.09)	—	—
Adjusted diluted profit per ordinary share	$0.30	$0.05	$1.14	$0.34	$2.02

Advancing Materials Innovation NASDAQ: GSM Second Quarter 2023 Results August 15th, 2023

Forward-Looking Statements and non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated August 14, 2023 accompanying this presentation, which is incorporated by reference herein.

Q2 Business Review

Anticipate capitalizing on enormous long-term opportunities in the solar and battery markets • Recently US DoE addition of Silicon Metal to critical material list, validating the onshoring trend and highlighting our opportunity in the US market • Beneficiary of strong expected demand for high purity silicon metal (outside of China) used in the production of solar technology and batteries OPENING REMARKS 4 BUSINESS HIGHLIGHTS $456 million SALES 14% Q/Q increase $106 million ADJ. EBITDA 136% Q/Q increase 23% ADJ. EBITDA MARGIN 12% increase Q/Q $36 million NET INCOME $0.17 EPS 52% increase Q/Q $37 million NET DEBT $18 million improvement Q/Q Q2 FINANCIAL HIGHLIGHTS $363 million CASH EQUIVALENTS 6% increase Q/Q REITERATE 2023 ADJUSTED EBITDA GUIDANCE $270 – $300 MILLION Executed partial redemption of the 2025 Senior Secured Notes Redeemed on July 31st $150 million of the 9 3/8% Senior Secured Notes due in 2025, reducing annual interest expense by $14 million Company approaching cash net neutral Continued improvement to balance sheet with cash increasing to $363 million and net debt declining to $37 million, down $18 million Q/Q as of Jun-23 Finalized first long-term power agreement in Spain during August Competitive multi-year power agreement will enable partial resumption of operations in Spain utilising 100% renewable energy SUCCESSFULLY MANAGING THROUGH A CHALLENGING MARKET

1,500 2,500 3,500 4,500 5,500 6,500 7,500 8,500 9,500 10,500 11,500 US CRU spot - import EU CRU spot (5.5.3) • Silicon metal generated $82 million of adjusted EBITDA driven by resumption of operations in France and cost efficiencies • Volumes up 37.1%, due to restart in France • Average realized price down 11.4%, as a result of lower market indexes in US and Europe • Costs were positively impacted during Q2 by our energy agreement in France and lower raw materials costs • Seeing initial signs of increased inquiries with prices starting to stabilize 5 Sequential quarters Adj. EBITDA evolution ($m) 61,713 63,681 56,349 62,988 50,545 39,459 36,942 50,651 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 PRODUCT CATEGORY SNAPSHOT Silicon Metal Volumes trends Index pricing trends ($/mt)

• Silicon-based alloys generated $32 million of adjusted EBITDA primarily driven by cost improvement in France • Volumes remained broadly stable Q/Q • Avg. realized selling prices slightly declined by 2.1% Q/Q as a result of lower pricing, partially offset by product mix improvement • Costs were positively impacted during Q2 by our energy agreement in France and lower raw materials costs • Weak steel demand in Europe continues hampering short-term outlook with specialty alloys outperforming standard alloys PRODUCT CATEGORY SNAPSHOT Silicon-Based Alloys 6 55,863 60,078 57,594 57,658 48,977 39,847 49,100 49,457 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 500 1,500 2,500 3,500 4,500 5,500 FeSi US CRU spot - import FeSi EU CRU spot Sequential quarters Adj. EBITDA evolution ($m) Volumes trends Index pricing trends ($/mt)

PRODUCT CATEGORY SNAPSHOT Manganese-Based Alloys 7 76,454 97,053 75,082 97,007 61,583 61,917 46,867 62,573 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 800 1,300 1,800 2,300 High-carbon ferromanganese EU CRU spot Silico-manganese EU CRU spot • Manganese-based alloys generated $1 million of adjusted EBITDA due to declining spreads • Volumes increased 33.5%, due to restart in France • Avg. realized selling price declined 5.2% Q/Q driven by to index prices declines • Costs were positively impacted during Q2 by our energy agreement in France and lower raw materials costs • Spreads running at historically low levels, with production curtailments anticipated if the current conditions persist. Weak steel demand in Europe continues hampering short-term outlook Volumes trends Index pricing trends ($/mt) Sequential quarters Adj. EBITDA evolution ($m)

Q2 Financial Review

INCOME STATEMENT SUMMARY Q2-23 VS. Q1-23 9 • Solid double digit second quarter sales growth driven by restart in France • Improved margins due to competitive energy agreement and lower raw materials costs • Adjusted EBITDA growth of 136% driven by effective footprint optimization, in-line with our expectations for 2023 • Finance expense impacted by a one-time true up of accrued interest during the quarter due to extended maturity of one of our government loans and lower debt level Consolidated Income Statement ($'000) Q2-23 Q1-23 Q2-22 Q2 / Q1 Sales 456,441 400,868 840,808 14% Raw materials and energy consumption for production (229,077) (255,036) (369,749) (9%) Energy consumption (PPA impact) (23,193) 23,193 - - Raw materials / sales % (excluding PPA) 50% 64% - Raw materials / sales % 55% 58% 44% Other operating incomes 27,689 14,814 26,223 87% Staff costs (74,972) (67,543) (80,704) 11% Other operating expense (77,202) (54,145) (130,992) 43% Depreciation and amortization (16,452) (17,990) (20,185) (9%) Impairment loss (gain) (887) 246 - n.m. Operating profit/(loss) before adjustments 62,345 44,407 265,401 40% Others 499 47 (103) 961% Operating profit/(loss) 62,846 44,454 265,298 41% Net finance expense (895) (10,980) (12,829) 92% FX differences & other gains/losses (5,367) 1,455 (7,882) (469%) Profit (loss) before tax 56,584 34,929 244,587 62% Income tax (20,520) (9,461) (59,529) 117% Profit (loss) 36,064 25,468 185,058 42% Profit/(loss) attributable to non-controlling interest (4,156) (4,477) 265 (7%) Profit (loss) attributable to the parent 31,908 20,991 185,323 52% EBITDA 79,298 62,444 285,483 27% Adjusted EBITDA 105,674 44,767 303,159 136% Adjusted EBITDA % 23% 11% 36%

ADJUSTED EBITDA BRIDGE Q2-23 VS. Q1-23 ($m) 10 • Average selling prices across core products decreased 6.7% – Silicon Metal (11.4)%, Silicon-based alloys (2.1)% and Mn-based alloys (5.2)% • Volume across core products increased 21.1% – Silicon Metal 37.1%, Si-based alloys 0.7% and Mn-based alloys 33.5% • Cost benefited from our energy agreement in France ($18 million), CO2 compensation ($13 million) and declining raw material prices ($19 million)

500 431 450 400 400 194 194 127 55 37 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Gross Debt Net Debt 307 237 323 344 363 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Cash trends ($m) Adjusted gross and net debt ($m) CASH AND DEBT EVOLUTION 11 • Reported record cash balance of $363 million as of June 30th • Net debt reduction of $18 million to $37 million, as a result of cash generated in the quarter • Adjusted gross debt remained stable compared with previous quarter

CASH FLOW SUMMARY 12 (1) Free cash flow is calculated as operating cash flow plus investing cash flow (2) EBITDA excludes the PPA Fair Value ($’000) Q2-23 Q1-23 Q2-22 EBITDA 102,491(2) 39,251 (2) 285,483 Non-cash items (66,224) (37,984) 1,072 Changes in Working Capital 78,627 131,125 (96,490) Others (16,156) 18,689 5,655 Less Cash Tax Payments (75,165) (16,298) (30,901) Operating cash flow 23,572 134,783 164,819 Cash-flow from Investing Activities (22,633) (17,292) (13,709) Cash-flow from Financing Activities 19,056 (96,237) (14,764) Net cash flow 19,995 21,254 136,346 Total cash * (Beginning Bal.) 344,197 322,943 176,022 Exchange differences on cash and cash equivalents in foreign currencies (1,011) - (5,857) Total cash * (Ending Bal.) 363,181 344,197 306,511 Free cash flow (1) 939 117,491 151,110 • Generated $24 million in cash from operations during the quarter • Working capital release of $79 million • Paid $75 million in taxes as a result of record earnings in 2022 • Non-cash items includes accounting impact of the short-term PPA in Spain and the energy compensation agreement Key cash flow highlights

Corporate Updateb

GENERAL CORPORATE UPDATE 14 2 1 Redemption of $150m of Senior Secured Notes in July • --- Gross debt reduced to $250 million as of July 31st • --- Reduced annual cash interest expense by $14 million Enhanced Long-term growth opportunities • --- US Department of Energy designated silicon as a critical material, which in conjunction with the IRA and CHIPS act, encourages onshoring and further development of the US supply chain for solar and batteries

Q&A

Appendix ─ Supplemental Information

QUARTERLY SALES AND ADJUSTED EBITDA 17 86 86 241 303 185 130 45 106 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Adjusted EBITDA Quarterly Sales $ millions Q3 2021 Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 Silicon Metal 152 187 313 356 264 184 161 195 Silicon Alloys 111 166 212 236 179 127 137 133 Mn Alloys 121 167 144 193 97 97 62 78 Other Business 43 50 46 56 53 40 41 50 Total Revenue 429 570 715 841 593 448 401 456

Adjusted gross debt Jun-23 18 Notes: 1. Operating leases are excluded for comparison purposes and to align to the balance sheet prior to IFRS16 adoption 2. LBP and Bankinter Factoring excluded for comparison purposes 3. Other bank loans relates to COVID-19 relief loan received in France guaranteed by the French Government 4. Other government loans include primarily COVID-19 relief loan received in Canada from the Government for $5.0 million 5. SEPI loans are part of the SEPI fund intended to provide assistance to non-financial companies operating in strategic sectors in the wake of the COVID-19 pandemic 6. NMTC program is a federal tax credit to help economically distressed communities attract private capital. Investments made through the NMTC Program are used to finance businesses, breathing new life into neglected and low-income communities ($´000) Current Non-current Total balance sheet Less operating leases1 Less LBP Factoring2 Less Bankinter Factoring3 NMTC6 Gross debt Bank borrowings 64,793 15,354 80,147 - (54,974) (8,893) (9,909) 6,371 Lease liabilities 7,551 11,634 19,185 (18,788) - - - 397 Debt instruments 11,668 302,572 314,240 - - - - 314,240 Other financial liabilities 12,500 66,558 79,058 - - - - 79,058 Total 96,512 396,118 492,630 (18,788) (54,974) (8,893) (9,909) 400,066 ($´000) Gross debt Nominal Bank borrowings: PGE (3) 3,050 3,162 NMTC (6) 3,321 3,321 6,371 6,483 Finance leases: Other finance leases 397 397 397 397 Debt instruments: Reinstated Senior Notes 302,572 298,619 Accrued coupon interest 11,668 11,664 314,240 310,283 Other financial liabilities: Reindus loan 38,136 38,136 SEPI (5) 35,555 35,555 Canada and others loans (4) 5,367 5,367 79,058 79,058 Total 400,066 396,221

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